EXHIBIT 99.1



June 27, 2005

Mr. Paul W. Lowden
Chairman of the Board and President
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Dear Paul:

Congratulations are in order to the Board of Directors for propelling Archon into the ranks of those public companies who meet the bare minimum standards of corporate governance. I am referring, of course, to the Compensation Committee's decision last week, described in Archon's 8-K filed on June 23, 2005, to heed the concerns raised by certain directors with respect to the option grants to your brother David and son Christopher. Perhaps in the future the Board will listen to concerns of shareholders as well.

Based on our discussion last week, in which you indicated that the purpose of the option grants was to reward the recipients for their years of uncompensated service to Archon, we assume that shareholders will not be asked to approve additional extraordinary benefits to family members in the future and thus we have elected not to pursue legal action against you or the board relating to the grant.

This is not to say that all of our questions with respect to the option grants have been answered. It would have been helpful if Archon had fully complied with its obligations under the proxy rules and federal securities laws and fully disclosed in its proxy statement the justification for the grants to the Lowdens and the ramifications for the company and minority shareholders. The proxy contained no information about either David or Christopher (other than their titles), their contributions to Archon's performance or the necessity of providing them with what even at the new strike price is still a significant windfall. Similarly, it would have been useful if the proxy had solved the riddle of why the Compensation Committee sought to grant a $4 million option grant to a CEO who (as per its report included in the proxy statement) did not even merit a raise in 2004 salary and bonus.

As the foregoing should make clear, minimally acceptable corporate governance and exemplary corporate governance are two very different things (a fact which should not be lost especially on those members of the Board who have responsibility for the public fisc as well). Directors aiming for exemplary corporate governance would strive to avoid even the appearance of impropriety by requiring, for example, that only non-family shareholders be permitted to vote for technically proper corporate actions which could benefit family members at the expense of non-family shareholders. Filing a proxy statement which meets both the letter and the spirit of the securities laws would also be an element of this. Of course, exemplary corporate governors would also put the kibosh on estate planning masquerading as ordinary course compensation.

While our immediate concerns have been assuaged, rest assured that we will remain vigilant in order to ensure that the Board of Directors continues to fulfill its fiduciary obligations to maximize value for all Archon shareholders. We also remain prepared to take whatever legal action might be necessary against board members who fail at this important task.

Sincerely,

/s/ Marc Sole
-------------

Marc Sole

Senior Vice President



Cc:  John W. Delaney
     Howard E. Foster
     Suzanne Lowden
     Jay Parthemore
     William J. Raggio


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